Exhibit 3.1

AMENDMENT NO. 1 TO

BYLAWS

OF

INVO BIOSCIENCE INC.

a Nevada corporation

(f/k/a Emys Salsa Aji Distribution Company, Inc.)

Pursuant to resolutions of the Board of Directors (the “Board”) of INVO Bioscience, Inc. a Nevada corporation f/k/a Emys Salsa Aji Distribution Company, Inc. (the “Corporation”) adopted via unanimous written consent of the Board dated December 12, 2023 and in accordance with the authority provided to the directors pursuant to Article XII, Section 45 of the Corporation’s Bylaws (the “Bylaws”) and Article IX of the Corporation’s Amended and Restated Articles of Incorporation:

1.	Article III, Section 8, of the Bylaws is amended and restated in its entirety as follows as of December 12, 2023:

“Section 8. Quorum. At all meetings of stockholders, except where otherwise required by applicable law or the Articles of Incorporation, the holders of one-third of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by law, the Articles of Incorporation or these Bylaws, all action taken by the holders of a majority of the votes cast, excluding abstentions, at any meeting at which a quorum is present shall be valid and binding upon the corporation; provided, however, that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Articles of Incorporation or these Bylaws, the holders of one-third of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, except where otherwise provided by the statute or by the Articles of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of the votes cast, including abstentions, by the holders of shares of such class or classes or series shall be the act of such class or classes or series.”

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